SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(AMENDMENT NO. 5)*

AllianceBernstein Holding L.P.
(Name of Issuer)

Units Representing Assignments of Beneficial Ownership of Limited Partnership Interests
(Title of Class of Securities)

     01881G106
(CUSIP Number)

Gerald M. Lieberman
SCB Partners Inc.
50 Main Street, Suite 1000
White Plains, New York 10606
(914) 682-6802

With copies to:
Donald C. Walkovik, Esq.
Sullivan & Cromwell
125 Broad Street
New York, New York 10004
(212) 558-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 6, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box. [_]

Note:	Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 6 Pages)

CUSIP NO. 01881G106	13D	Page 2 of 6

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SCB Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) None
14	TYPE OF REPORTING PERSON HC, CO
CUSIP NO. 01881G106	13D	Page 3 of 6

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SCB Partners Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) None
14	TYPE OF REPORTING PERSON None
CUSIP No. 01881G106	13D	Page 4 of 6

          SCB Inc., a Delaware corporation (“SCB”), and SCB Partners Inc., a New York corporation and wholly-owned subsidiary of SCB (“Partners” and, together with SCB, the “Reporting Persons”), hereby amend their Statement on Schedule 13D filed with respect to the units representing assignments of beneficial ownership of limited partnership interests (the “Holding Units”) in AllianceBernstein Holding L.P., a Delaware limited partnership (f/k/a Alliance Capital Management Holding L.P.) (the “Issuer”). This Amendment No. 5 to Schedule 13D of the Reporting Persons amends the Statement on Schedule 13D of the Reporting Persons filed on October 12, 2000 (the “Initial Schedule 13D”), as amended by Amendment No. 1 to the Initial Schedule 13D filed on November 25, 2002 (“Amendment No. 1”), Amendment No. 2 to the Initial Schedule 13D, as amended by Amendment No. 1, filed on March 9, 2004 (“Amendment No. 2”), Amendment No. 3 to the Initial Schedule 13D, as amended by Amendment No. 1 and Amendment No. 2, filed on December 23, 2004 (“Amendment No. 3”) and Amendment No. 4 to the Initial Schedule 13D, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, filed on February 27, 2007 (“Amendment No. 4”; the Initial Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the “Schedule 13D”), only with respect to those items listed below. Capitalized terms used herein but not defined have the meanings ascribed to them in the Schedule 13D.

          All references in the Schedule 13D to “Alliance” or “Alliance Capital Management L.P.” are to AllianceBernstein L.P. (“AllianceBernstein”) and reflect the fact that Alliance Bernstein changed its name from “Alliance Capital Management L.P.” to “AllianceBernstein L.P.” effective February 24, 2006. Similarly, effective February 24, 2006, the Issuer changed its name from “Alliance Capital Management Holding L.P.” to “AllianceBernstein Holding L.P.”

Item 5. Interest In Securities Of The Issuer.

          Item 5 is hereby amended by deleting paragraphs a, b and c and replacing them in their entirety with the following:

          (a) and (b).

          At the close of business on January 6, 2009, Partners had disposed of all remaining units of limited partnership interest (“AB Units”) of AllianceBernstein previously held by it.

          Except as set forth herein, neither SCB nor Partners, and to the best knowledge of each of SCB and Partners, none of the persons listed in Appendix A hereto, owns any AB Units or any Holding Units, other than (a) Michael L. Goldstein, who may be deemed to directly beneficially own 21,765 Holding Units, (b) Marc O. Mayer, who may be deemed to directly beneficially own 12,570 Holding Units and who holds a notional interest in 56,896 Holding Units held in trust for the benefit of AllianceBernstein employee deferred compensation plans (“Trust”), (c) Thomas S. Hexner, who may be deemed to directly beneficially own 69,003 Holding Units and who holds a notional interest in 5,964 Holding Units through the Trust, (d) Gerald M. Lieberman, who may be deemed to directly beneficially own 177,387 Holding Units (which includes 80,000 Holding Units he has the right to acquire within the next 60 days under option plans) and who holds a notional interest in 41,357 Holding Units through the Trust and (e) Lewis A. Sanders, who may be deemed to directly beneficially own 198,071 Holding Units and who holds a notional interest in 66,024 Holding Units through the Trust. Mr. Goldstein has sole voting and dispositive power with respect to 21,765 Holding Units. Mr. Mayer has sole voting and dispositive power with respect to 12,570 Holding Units. Mr. Hexner has sole voting and dispositive power with respect to 69,003 Holding Units. Mr. Lieberman has sole voting and dispositive power with respect to 177,387 Holding Units. Mr. Sanders has sole voting and dispositive power with respect to 198,071 Holding Units.

CUSIP No. 01881G106	13D	Page 5 of 6

      (c).

          On December 19, 2008, SCB and Partners delivered a notice to AXA Financial, Inc. (“AXA Financial”) and Alliance exercising Partners’ right to sell 8,160,000 AB Units (the “Exercised Units”) to AXA Financial (or its designee) pursuant to the purchase agreement, dated as of June 20, 2000 (the “Purchase Agreement”), among AXA Financial, AllianceBernstein and SCB, the terms of which are further described in Item 6 of the Schedule 13D. On December 30, 2008, AXA Financial notified Partners that the settlement date for the purchase of the Exercised Units would be January 6, 2009 and that the Exercised Units would be purchased by AXA Financial (or an affiliate thereof). On January 6, 2009, the sale of the Exercised Units to AXA Financial pursuant to the Purchase Agreement was consummated. The purchase price of each Exercised Unit sold to AXA Financial was $18.349, which was determined by averaging the closing prices of a Holding Unit as quoted on the NYSE Composite Transactions Tape for the 10 trading days ending on the fifth trading day following December 19, 2008.

          During the last 60 days, no transactions in the Units were effected by SCB, Partners, or to the best knowledge of each of SCB and Partners, by any of the persons listed in Appendix A hereto.

APPENDIX A

          Appendix A, as amended through Amendment No. 4, is hereby further amended as follows:

          With respect to Lewis A. Sanders, by deleting the text under the heading “Principal Occupation/Employment” and replacing it in its entirety with “Former Chairman and Chief Executive Officer**”.

          With respect to Roger Hertog, by deleting the text under the heading “Principal Occupation/Employment” and replacing it in its entirety with “Former Vice Chairman Emeritus**”.

          With respect to Marc O. Mayer, by deleting the text under the heading “Principal Occupation/Employment” and replacing it in its entirety with “Chief Investment Officer – Blend Solutions**”.

CUSIP No. 01881G106	13D	Page 6 of 6

SIGNATURE

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in the statement is true, complete and correct.

DATED: January 6, 2009

SCB INC.
By:	/s/ LEWIS A. SANDERS

	Name: Title:	Lewis A. Sanders Chairman and Chief Executive Officer

SCB PARTNERS INC.
By:	/s/ LEWIS A. SANDERS

	Name: Title:	Lewis A. Sanders Chairman and Chief Exuective Officer